January 12, 2006



Mr. John Cash
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0510

Subject:	Weyerhaeuser Company
	      Form 10-K for the year ended December 26, 2004
	      Filed March 3, 2005
	      File #1-4825

Dear Mr. Cash:

This letter responds to the comment that was included in the staff's letter dated December 8, 2005 relating to Weyerhaeuser Company's annual report on Form 10-K for the fiscal year ended December 26, 2004. As requested in your letter, we acknowledge that:

* Weyerhaeuser Company ("the company") is responsible for the adequacy and accuracy of the disclosure in its filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              Form 10-Q for the period ended June 26, 2005
              --------------------------------------------

Note 7: Consolidation of Variable Interest Entities, page 13
------------------------------------------------------------

1. We note that certain special purpose entities ("SPEs") that you currently consolidate under the guidance of FASB Interpretation No. 46 ("FIN 46R") were employed in the sale of nonstrategic timberlands. Please clarify for us how you and the SPEs accounted for these sales. Please also tell us why you determined that these SPEs should be consolidated in your financial statements for the year ended December 26, 2004 with the related gain on sale being deferred. In addition, please tell us what final determination regarding FIN 46R was reached during the second quarter that now supports the recognition of the previously deferred gain on the sale.

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Mr. John Cash
January 12, 2006
Page 2

Response
--------

During the years 2002, 2003 and 2004 the company consummated sales of timberlands in seven separate transactions with third parties. These third party buyers set up wholly-owned special purpose entities (the "Buyer SPEs") to facilitate the transactions. The Buyer SPEs paid for the timberlands acquired, in part, by issuing notes payable to the company. The company set up different special purpose entities (the "Monetization SPEs") to monetize the buyer notes received as consideration in each of the transactions. The buyer notes were transferred to the Monetization SPEs in a two-step transfer that was accounted for as a sale by the company under the provisions of FASB Statement No. 140.
The company concluded that the Monetization SPEs were qualifying special purpose entities under the provisions of FASB Statement No. 140. The company accounted for each of the timberlands sales under the full accrual method specified in FASB Statement No. 66. Each of the buyer notes had a stated rate of interest that was less than market. Therefore, the notes were discounted at a market rate of interest and the resulting difference between the stated principal and the discounted value was recorded as a discount under APB Opinion No. 21. This discount represents the deferred income/gain referred to in the staff's question.

The Buyer SPEs accounted for each transaction as the purchase of timberlands from the company, followed by a distribution of the timberlands to the Buyer SPEs' third party member. The full amount of the purchase price in each transaction was contributed to the capital of the Buyer SPEs by the Buyer SPEs' third party members. The Buyer SPEs used part of the capital from their members to invest in financial instruments that were then used as collateral for either irrevocable standby letters of credit or bank guarantees. The standby letters of credit and bank guarantees serve as credit enhancement for the buyer notes issued to the company.

The company performed an evaluation at the time of adoption of FASB Interpretation No. 46R and subsequently for each transaction to determine whether the company was required to consolidate the Buyer SPEs. In each case the company concluded that it was not the primary beneficiary of the Buyer SPEs. However, in early 2005 and in connection with the preparation of the company's Form 10-K for the fiscal year ended December 26, 2004, KPMG informed the company that the firm's national office had been consulted on the transactions and that KPMG believed that the company was required to consolidate the Buyer SPEs and Monetization SPEs. KPMG cited the following factors:

* The buyer notes held as assets by the Monetization SPEs were variable interests in the Buyer SPEs for purposes of the FASB Interpretation No. 46R assessment;

* KPMG believed that an entity cannot be a qualifying special purpose entity under FASB Statement No. 140 if it is required to consolidate another entity (including a variable interest entity) that is not a qualifying special purpose entity, even if the other entity only holds financial instruments. (In contrast, question 10 in the FASB Staff Implementation Guide on Statement No. 140 and question 4.8 in KPMG's book on FASB Interpretation No. 46R both indicate that a qualifying special purpose entity could hold an ownership interest in another entity as long as the other entity holds only financial instruments.); and

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Mr. John Cash
January 12, 2006
Page 3

* If the Monetization SPEs are not qualifying special purpose entities under FASB Statement No. 140, then the company is required to account for the transfer of the buyer notes as a financing (similar to the effect of consolidating the Monetization SPEs).

As described above, the Buyer SPEs received the full amount of the purchase price for the timberlands from the Buyer SPEs' third party members in each transaction. If the company consolidated the Buyer SPEs and Monetization SPEs, the buyer notes would be eliminated in consolidation because both sets of parties to the buyer notes would be included in the company's consolidated financial statements. If the company had consolidated the Buyer SPEs and Monetization SPEs at the time each transaction closed, the discount (deferred income/gain) would not have been recognized in the company's consolidated financial statements because each transaction was an all-cash transaction from a consolidated standpoint. In other words, a larger gain would have been reported for each transaction as of the date that each transaction closed. In addition, the investment securities owned by the Buyer SPEs that are used as collateral for the irrevocable standby letter of credit, which in turn act as credit enhancements to the buyer notes issued to the company, would be included as assets on the company's consolidated balance sheet.

KPMG advised the company that KPMG had been asked to consult with the FASB on a similar transaction involving special purpose entities and virtually the same facts on behalf of another client. Based upon this information and the confusion surrounding the implementation and interpretation of FASB Interpretation No. 46R the company did not want to recognize the deferred gain associated with the timberland sales and then potentially reverse the entry at a later date. The company concluded that not recognizing the deferred gain as of December 26, 2004 would not materially affect the company's results of operations or financial position. However, the company did decide to consolidate the Buyer SPEs and Monetization SPEs on its balance sheet as of December 26, 2004.

Mr. John Cash
January 12, 2006
Page 4


The company was advised by KPMG late in the second quarter of 2005 that the consultation process with the FASB was complete and that there was no change in KPMG's interpretation. Accordingly, the company recognized the deferred gain in the second quarter of 2005 and disclosed the amount in its second quarter earnings release and its Form 10-Q for the thirteen weeks ended June 26, 2005. The company performed another analysis regarding the materiality of the transaction amounts and concluded that the out-of-period adjustment was not significant enough to warrant restatement of prior financial statements. Further, the company considered the guidance in paragraph 29 of APB Opinion No. 28 and believes that the adjustment is not material in relation to the level of earnings expected for 2005 or the company's trend in earnings.

                                 * * * * *


If you have any questions regarding this response, please give me a call at
(253) 924-3009.


Very truly yours,

Weyerhaeuser Company



Steven J. Hillyard
/s/ Steven J. Hillyard
Vice President and Chief Accounting Officer